Exhibit 8.0
(202) 274-2000
______, 2010
Board of Directors
First Niagara Financial Group, Inc.
6950 South Transit Road
Lockport, New York 14094

Re:	Federal Tax Consequences of the Merger of Harleysville National Corporation with and into First Niagara Financial Group, Inc.
Ladies and Gentlemen:
     You have requested an opinion as to the federal income tax consequences of the following proposed transactions, pursuant to the Agreement and Plan of Merger by and between First Niagara Financial Group, Inc., a Delaware corporation (“FNFG”), and Harleysville National Corporation, a Pennsylvania corporation (“HNC”) (the Agreement and Plan of Merger shall be referred to as the “Merger Agreement”): (i) HNC will merge with and into FNFG with FNFG as the surviving corporation (the “Merger”); and (ii) the separate existence of HNC will cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of HNC will be vested in and assumed by FNFG. As part of the Merger, each share of HNC common stock (other than dissenting shares and treasury stock) will be converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. Immediately after the Merger, Harleysville National Bank, a national bank and wholly owned subsidiary of HNC (“HNB”), will merge with and into First Niagara Bank, a federally chartered stock savings association and a wholly owned subsidiary of FNFG, with First Niagara Bank as the resulting institution (“Bank Merger”). This letter does not address the state and local tax consequences of the transactions. The terms used but not defined herein, whether capitalized or not, shall have the same respective meanings as in the Merger Agreement.
     For purposes of this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below. In our examination, we have assumed the genuineness of all signatures where due execution and delivery are requirements to the effectiveness thereof, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied, with the consents of FNFG and First Niagara Bank and the consents of HNC and HNB upon certain written

Board of Directors
First Niagara Financial Group, Inc.
___, 2010

representations of each of the parties hereto (which representations we have neither investigated nor verified).
     In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service and such other authorities as we have considered relevant. We have also assumed that the transactions contemplated by the Merger Agreement will be consummated strictly in accordance with the Merger Agreement.
     Based solely upon and subject to the foregoing, it is our opinion that, under presently applicable law, the following will be the material federal income tax consequences of the transaction.
OPINION
     Based solely upon the above-referenced representations and information and assuming the transactions occur in accordance with the Merger Agreement, the Merger, and Bank Merger (and taking into consideration the limitations at the end of this opinion), it is our opinion that under current federal income tax law:
(A)	The Merger, when consummated in accordance with the terms hereof, will constitute a reorganization within the meaning of Section 368(a) of the Code and HNC and FNFG will each be “party to a reorganization” within the meaning of Section 368(a) of the Code; and

(B)	The Bank Merger will not adversely affect the Merger qualifying as a Reorganization within the meaning of Section 368(a) of the Code.
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     No assurances are or can be given that the Internal Revenue Service or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should. While this opinion represents our considered judgment as to the proper federal income tax treatment to the parties concerned based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Internal Revenue Service or the courts. In the event of any change to the applicable law or relevant facts, we would, of necessity, need to reconsider our views.

Board of Directors
First Niagara Financial Group, Inc.
___, 2010

CONSENT
     We hereby consent to the filing of this opinion as an exhibit to FNFG’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission. We also consent to the references to our firm in the Proxy Statement/Prospectus under the heading “Proposal I —The Proposed Merger —Material United States Federal Income Tax Consequences of the Merger.” By giving the foregoing consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely,

LUSE GORMAN POMERENK & SCHICK, A Professional Corporation